UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Benson Hill, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

082490103

(CUSIP Number)

Michael Kime

5000 Washington Place, Suite 200

St. Louis, Missouri 63108

(314) 422-3388

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS iSelect Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,142,652(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,142,652(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,142,652(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

(1)	This amount includes 49,732 shares owned of record by iSelect Fund Management, LLC (“iSelect Management”) and 1,092,920 shares directly held by iSelect Fund — Argonautics, LLC (the “iSelect Fund”).

(2)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Quarterly Report on Form 10-Q of Benson Hill, Inc. (the “Issuer”) for the quarter ended March 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2024).

2

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS iSelect Fund — Argonautics, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,092,920
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,092,920

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,092,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

3

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Michael D. Kime
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,142,652(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,142,652(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,142,652(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This amount includes 49,732 shares owned of record by iSelect Management and 1,092,920 shares directly held by the iSelect Fund.

(2)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

4

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Richard P. Imperiale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,142,652(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,142,652(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,142,652(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This amount includes 49,732 shares owned of record by iSelect Management and 1,092,920 shares directly held by the iSelect Fund.

(2)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

5

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS James M. Meyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,142,652(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,142,652(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,142,652(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This amount includes 49,732 shares owned of record by iSelect Management and 1,092,920 shares directly held by the iSelect Fund.

(2)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

6

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Carter Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,142,652(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,142,652(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,142,652(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This amount includes 49,732 shares owned of record by iSelect Management and 1,092,920 shares directly held by the iSelect Fund.

(2)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

7

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Susan Slavik Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,142,652(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,142,652(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,142,652(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This amount includes 49,732 shares owned of record by iSelect Management and 1,092,920 shares directly held by the iSelect Fund.

(2)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

8

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund III SP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,650,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,650,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,650,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

9

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund II SP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,403,474(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,403,474(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,403,474(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	1,536,468 of these shares (the “Earnout Shares”) are held in an escrow account and subject to an earn-out contingency until the achievement of certain stock price targets pursuant to the Issuer’s business combination on September 29, 2021. Any Earnout Shares that have not vested pursuant to such targets by September 29, 2024 will be released by the escrow agent to the Issuer for cancellation.

(2)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

10

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Chiu Wing Nga Rita
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,053,474(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,053,474(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,053,474(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This amount includes (a) 4,650,000 shares beneficially owned by Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund III SP) and (b) 11,403,474 shares beneficially owned by Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund II SP), of which 1,536,468 are Earnout Shares that are held in an escrow account and subject to an earn-out contingency until the achievement of certain stock price targets pursuant to the Issuer’s business combination on September 29, 2021. Any Earnout Shares that have not vested pursuant to such targets by September 29, 2024 will be released by the escrow agent to the Issuer for cancellation.

(2)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

11

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS S2G Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,631,755(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,631,755(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,631,755(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 138,888 shares of Common Stock issuable upon the exercise of 416,666 warrants.

(2)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

12

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Fall Line Endurance Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,775,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,775,557

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,775,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

13

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Fall Line Endurance GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,775,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,775,557

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,775,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

14

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Eric O’Brien
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,775,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,775,557

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,775,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

15

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Clay Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,775,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,775,557

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,775,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

16

CUSIP No. 082490103

1	NAMES OF REPORTING PERSONS Matthew B. Crisp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,820,377
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,820,377
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,820,377
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based upon 212,007,581 shares outstanding as of May 7, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024).

17

SCHEDULE 13D/A (Amendment No. 1)

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed by the Reporting Persons to amend and supplement the initial statement on Schedule 13D filed by the Reporting Persons on June 5, 2024 (the “Prior Statement”), with respect to shares of the common stock, par value $0.0001 per share (the “Common Stock”), of Benson Hill, Inc., a Delaware corporation (the “Issuer”). Except as amended and supplemented hereby, the Prior Statement remains in full force and effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Prior Statement.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The description of the June 2024 Proposal (as defined below) under Item 4 is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On June 25, 2024, the Argonautic Reporting Persons, for itself and on behalf of co-investors composed of the other Reporting Persons, submitted a preliminary non-binding proposal (the “June 2024 Proposal”) to the Board related to the proposed acquisition by a to-be-formed acquisition vehicle (the “Buyer”), of all of the outstanding shares of Common Stock not beneficially owned by the Reporting Persons or any potential additional co-investors in the Buyer or their respective affiliates, for cash consideration of $0.2236 per share (the “Proposed Acquisition”), with the Reporting Persons, other potential co-investors in the Buyer and their respective affiliates rolling over 100% of their Common Stock into the Buyer resulting in the Issuer becoming wholly-owned by the Buyer. In addition, the June 2024 Proposal states that, during the process and subject to the oversight of the Board and/or a Special Committee of the Board (the “Special Committee”), the Reporting Persons may decide to invite certain members of the Issuer’s senior management to roll over their outstanding shares of Common Stock into the Buyer. The Reporting Persons currently do not have any agreement, arrangement or understanding with any member of the Issuer’s management with respect to the Proposed Acquisition.

Any definitive agreement entered into in connection with the Proposed Acquisition would be subject to customary closing conditions, including approval by the Special Committee, any required stockholder approvals and approval by any applicable regulatory authorities. In addition, the Proposed Acquisition would be subject to a non-waivable condition requiring the approval by holders of a majority of the outstanding shares of Common Stock not beneficially owned by the Reporting Persons or any potential additional co-investors in the Buyer or their respective affiliates.

The Argonautic Reporting Persons state in the June 2024 Proposal that they do not expect that the Proposed Acquisition would be subject to any financing condition to pay the purchase price. The Reporting Persons are discussing with each of the other Reporting Persons possible methods to secure the required financing for the Acquisition (including potentially adding new persons who may ultimately be deemed to be members of a group with the Reporting Persons acting together for that common purpose pursuant to Section 13(d) of the Exchange Act). It is currently anticipated that the Proposed Acquisition would be funded through equity capital of the Reporting Persons and any potential additional co-investors in the Buyer.

The June 2024 Proposal is non-binding in nature, constitutes a preliminary inquiry and does not obligate in any way the Argonautic Reporting Persons, the Buyer, the other Reporting Persons or the Issuer to negotiate or enter into a definitive agreement with respect to the June 2024 Proposal. No assurance can be given that any definitive agreement will be entered into, that the Proposed Acquisition will be consummated, or that the Proposed Acquisition will be consummated on the terms set forth in the June 2024 Proposal. Each of the Reporting Persons reserves the right to modify or withdraw the June 2024 Proposal at any time and no binding obligation on the part of any of the Reporting Persons or any of their affiliates will arise with respect to the filing of this Amendment No. 1. While the June 2024 Proposal remains under consideration by the Board and its Special Committee, the Reporting Persons and their affiliates expect to respond to inquiries from, and negotiate the terms of the June 2024 Proposal with the Board, the Special Committee and their representatives. The Reporting Persons do not intend to update additional disclosures regarding the June 2024 Proposal unless and until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. federal securities laws.

The June 2024 Proposal may result in one or more of the transactions, events or actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from the New York Stock Exchange, and other material changes in the Issuer’s business or corporate structure.

Reference to the June 2024 Proposal in this Amendment No. 1 is qualified in its entirety by reference to the copy of the June 2024 Proposal, which is attached hereto as Exhibit 99.2, and incorporated herein by reference in its entirety.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 1 is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the initial statement on Schedule 13D filed by the Reporting Persons on June 5, 2024).
99.2*	Non-Binding Indication of Interest to the Board of Directors of Benson Hill, Inc., dated June 25, 2024.

* Filed herewith.

18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2024

iSELECT FUND MANAGEMENT, LLC

By:	/s/ Michael D. Kime
Name:	Michael D. Kime
Title:	Manager/Managing Principal

iSELECT FUND — ARGONAUTICS, LLC

By:	/s/ Michael D. Kime
Name:	Michael D. Kime
Title:	Manager/Managing Principal

MICHAEL D. KIME

/s/ Michael D. Kime

RICHARD P. IMPERIALE

/s/ Richard P. Imperiale

JAMES M. MEYER

/s/ James M. Meyer

CARTER WILLIAMS

/s/ Carter Williams

SUSAN SLAVIK WILLIAMS

/s/ Susan Slavik Williams

ARGONAUTIC VENTURES MASTER SPC (FOR AND ON BEHALF OF ARGONAUTIC VERTICAL SERIES BENSON HILL SS FUND III SP)

By:	/s/ Chiu Wing Nga Rita
Name:	Chiu Wing Nga Rita
Title:	Director

ARGONAUTIC VENTURES MASTER SPC (FOR AND ON BEHALF OF ARGONAUTIC VERTICAL SERIES BENSON HILL SS FUND II SP)

By:	/s/ Chiu Wing Nga Rita
Name:	Chiu Wing Nga Rita
Title:	Director

CHIU WING NGA RITA

/s/ Chiu Wing Nga Rita

S2G INVESTMENTS, LLC

By:	/s/ Sanjeev Krishnan
Name:	Sanjeev Krishnan
Title:	Managing Partner

FALL LINE ENDURANCE FUND, LP

By: Fall Line Endurance GP, LLC, General Partner

By:	/s/ Eric O’Brien
Name:	Eric O’Brien
Title:	Managing Member

FALL LINE ENDURANCE GP, LLC

By:	/s/ Eric O’Brien
Name:	Eric O’Brien
Title:	Managing Member

ERIC O’BRIEN

/s/ Eric O’Brien

CLAY MITCHELL

/s/ Clay Mitchell

MATTHEW B. CRISP

/s/ Matthew B. Crisp